UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Immunocore Holdings plc (the “Company”) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Explanatory Note

The Company notes that, on July 13, 2023, the Centers for Medicare & Medicaid Services (“CMS”) released its calendar year 2024 proposed rule (the “2024 Proposed Rule”) for the physician fee schedule. The 2024 Proposed Rule names KIMMTRAK® (tebentafusp injection, solution, concentrate) as a medicine identified by the CMS as meeting the proposed criteria under the 2024 Proposed Rule for unique circumstances and would have a proposed increased applicable percentage of 45 percent. The 2024 Proposed Rule is in draft form and expected to be finalized during the fourth quarter of 2023 with a January 1, 2024 effective date.

The 2024 Proposed Rule is scheduled to be published in the Federal Register on August 7, 2023 and available online at federalregister.gov/d/2023-14624, and on govinfo.gov.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including statements regarding the proposed content of the final calendar year 2024 rule for the physician fee schedule and the timing of the release of such final rule by CMS, within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” “potential,” “projects,” “proposed,” “target,” “will,” “would” and “future” or similar expressions are intended to identify forward-looking statements. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. You should not place undue reliance on forward-looking statements. Risks and uncertainties that may affect our forward-looking statements are described in the Risk Factors sections of the Company’s most recent Annual Report on Form 20-F and any subsequent reports filed by the Company with the Securities and Exchange Commission from time to time. These forward-looking statements speak only as of the date hereof. The Company undertakes no obligation to update the information contained in this Report on Form 6-K to reflect new events or circumstances, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	July 14, 2023	By:	/s/ Bahija Jallal, Ph.D.
			Name:	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer